Our ref:	52467010	Ashurst LLP
Direct line:	+44 (0)20 7859 1671	Broadwalk House
Email:	rodrigo.romerohidalgo@ashurst.com	5 Appold Street
London EC2A 2HA

		Tel	+44 (0)20 7638 1111
November 18, 2016		Fax	+44 (0)20 7638 1112
DX 639 London/City
www.ashurst.com

BY ELECTRONIC MAIL AND EDGAR

Mr. Corey A. Jennings
Special Counsel
Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Jennings:

Re: Application for Qualification of Indenture on Form T-3 (File No. 022-29030) of EnQuest PLC (the “Company”) and its co-applicants EnQuest Britan Limited, EnQuest ENS Limited, EnQuest Heather Limited, EnQuest Heather Leasing Limited, EnQuest Global Limited, EnQuest NWO Limited and EQ Petroleum Sabah Limited (all such co-applicants, collectively, the “Guarantors”)

On behalf of the Company and the Guarantors, the undersigned respectfully informs the Securities and Exchange Commission (the “Commission”) that on the date hereof they submitted Amendment No. 3 to the Application for Qualification of Indentures on Form T-3, which amended the Application for Qualification of Indentures on Form T-3 (File No. 022-29030) originally filed by the Company with the Commission on October 24, 2016, as amended by Amendment No. 1 to that Application filed with the Form T-3/A on October 26, 2016 and by Amendment No. 2 to that Application filed with the Form T-3/A on November 16, 2016, to add the Guarantors’ CIK numbers to File No. 022-29030.

On behalf of the Company and the Guarantors, the undersigned respectfully requests that the Commission, acting pursuant to section 307(c) of the Trust Indenture Act of 1939, as amended, enter an appropriate order declaring the above captioned Form T-3 effective as of 9.00 am Eastern Standard Time on Monday, November 21, 2016, or as soon thereafter as practicable.

In connection with the above acceleration request, the Company and the Guarantors acknowledge that:

1)                                         should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2)                                         the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company or the Guarantors from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3)                                         the Company and the Guarantors may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

By requesting acceleration hereunder, the Issuer and the Guarantors acknowledge that they are aware of their responsibilities under the Trust Indenture Act of 1939, as amended, as they relate to the securities to be issued pursuant to the indenture specified in the above-captioned Form T-3.

Please advise us if we can provide any further information or assistance. Once the Commission has made its decision regarding this request for acceleration, or should you have any questions, or would

AUSTRALIA BELGIUM CHINA FRANCE GERMANY HONG KONG SAR INDONESIA (ASSOCIATED OFFICE) ITALY JAPAN PAPUA NEW GUINEA SAUDI ARABIA (ASSOCIATED OFFICE) SINGAPORE SPAIN UNITED ARAB EMIRATES UNITED KINGDOM UNITED STATES OF AMERICA

Ashurst LLP is a limited liability partnership registered in England and Wales under number OC330252 and is part of the Ashurst Group. It is a law firm authorised and regulated by the Solicitors Regulation Authority of England and Wales under number 468653. A list of members of Ashurst LLP and their professional qualifications is open to inspection at its registered office Broadwalk House, 5 Appold Street, London EC2A 2HA. The term “partner” in relation to Ashurst LLP is used to refer to a member of Ashurst LLP or to an employee or consultant with equivalent standing and qualifications. The Ashurst Group has an office in each of the places listed above.

like further information, please do not hesitate to contact the undersigned at +44 (0)20 7859 1671 or Eric Stuart at +44 (0)20 7859 3654. We thank you in advance for your attention to the above.

Sincerely,

/s/ Rodrigo Romero Hidalgo

Rodrigo Romero Hidalgo

cc:	Jonathan Swinney, EnQuest PLC
Stefan Ricketts, EnQuest PLC
Kate Christ, EnQuest PLC
Eric Stuart, Esq., Ashurst LLP
Anna-Marie Slot, Esq., Ashurst LLP
Jessie Heners, Esq., Ashurst LLP
Robert Thurlow, Esq., Ashurst LLP